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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

SINA CORPORATION
(Name of the Issuer)

Sina Corporation
Mr. Charles Guowei Chao
New Wave MMXV Limited
New Wave Holdings Limited
New Wave Mergersub Limited
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.133 per share
(Title of Class of Securities)

G81477104
(CUSIP Number)

Sina Corporation No. 8 SINA Plaza, Courtyard 10, West Xibeiwang East Road Haidian District Beijing, 100193 People's Republic of China Telephone: +86 10 8262 8888	Mr. Charles Guowei Chao
New Wave MMXV Limited
New Wave Holdings Limited
New Wave Mergersub Limited
7/F SINA Plaza
No. 8 Courtyard 10
West Xibeiwang East Road
Haidian District
Beijing, 100193
People's Republic of China
Telephone: +86 10 5898 3007

With copies to:
Fang Xue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People's Republic of China +86 10 6502 8500	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong +852 3740 4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004 People's Republic of China +86 10 6535 5500

           This statement is filed in connection with (check the appropriate box):

a
☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b
☐ The filing of a registration statement under the Securities Act of 1933.

c
☐ A tender offer

d
☒ None of the above

           Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

           Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

US$2,215,773,787.50	US$241,740.92

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per ordinary share cash payment of US$43.30 for 50,968,653 issued and outstanding ordinary shares of the issuer subject to the transaction, plus (b) the product of 191,960 outstanding restricted stock units that shall have become vested or are expected to vest on or prior to December 31, 2020 subject to the transaction multiplied by US$43.30 per unit, plus (c) the product of 87,268 shares issuable under all outstanding and unexercised options that shall have become vested or are expected to vest on or prior to December 31, 2020 multiplied by US$5.95 per share (which is the difference between the US$43.30 per ordinary share merger consideration and the weighted average exercise price of US$37.35 per share of such options) ((a), (b), and (c) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

i

INTRODUCTION

        This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Sina Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value US$0.133 per share (each, an "Ordinary Share" and collectively, the "Ordinary Shares") that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Charles Guowei Chao, the chairman of the board of directors and chief executive officer of the Company (the "Chairman"); (c) New Wave MMXV Limited, a company incorporated under the laws of the British Virgin Islands ("New Wave"); (d) New Wave Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and a wholly owned subsidiary of New Wave ("Parent"); and (e) New Wave Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and a wholly owned subsidiary of Parent ("Merger Sub").

        On September 28, 2020, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the "Merger Agreement") providing for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving company after the Merger as a wholly owned subsidiary of Parent (the "Merger").

        Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each of the Ordinary Shares issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$43.30 (the "Per Share Merger Consideration") in cash, without interest, except for (x) (a) 8,850,075 Ordinary Shares and 7,150 Class A preference shares, par value $1.00 per share (each, a "Class A Preference Share" and, together with the Ordinary Shares, the "Shares") beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by the Chairman and New Wave (together, the "Rollover Shareholders") as of September 28, 2020, and any other Shares that may be acquired by any Rollover Shareholder between September 28, 2020 and the Effective Time (collectively, the "Rollover Shares"), (b) Shares held by Parent, Merger Sub, the Rollover Shareholders and any of their respective affiliates, and (c) Shares held by the Company or any Subsidiary (as defined under the Merger Agreement) of the Company or held in the Company's treasury, in each case, immediately prior to the Effective Time, which will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor, and (y) Shares held by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands (the "Dissenting Shares"), which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Law of the Cayman Islands.

        In addition to the foregoing, at the Effective Time, each option (each, a "Company Option") to purchase Shares granted under the Amended and Restated 2007 Share Incentive Plan of the Company, the 2015 Share Incentive Plan of the Company and the 2019 Share Incentive Plan of the Company (collectively, the "Company Share Plans"), that is vested and outstanding immediately prior to the Effective Time, will be cancelled in exchange for the right of each holder of such Company Option to receive cash, without interest and net of any applicable withholding taxes, in the amount equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the exercise price of such Company Option and (y) the number of Shares underlying such Company Option (assuming such holder exercises such Company Option in full immediately prior to the Effective Time), provided that if the exercise price per Share of any such Company Option is greater than the Per Share Merger Consideration, such Company Option will be cancelled without any cash payment being made in respect thereof.

        At the Effective Time, each unvested Company Option that is outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to be issued with an employee incentive award, to replace such unvested Company Option, on terms and conditions reasonably determined by Parent that comply with the Company Share Plans and the award agreement(s) with respect to such unvested Company Option.

        At the Effective Time, each restricted share unit granted under the Company Share Plans (each, a "Company RSU"), that is vested and outstanding immediately prior to the Effective Time, will be cancelled in exchange for the right of the holder of such Company RSU to receive cash, without interest and net of any applicable withholding taxes, in the amount equal to the Per Share Merger Consideration.

        At the Effective Time, each restricted Company RSU that is unvested and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to be issued with an employee incentive award, to replace such unvested Company RSU, on terms and conditions reasonably determined by Parent that comply with the Company Share Plans and the award agreement(s) with respect to such unvested Company RSU.

        The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the "Plan of Merger") and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the "Transactions"), including the Merger, must be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Law) of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the outstanding Shares present and voting in person or by proxy as a single class at the extraordinary general meeting or any adjournment or postponement thereof. Pursuant to a rollover and support agreement dated September 28, 2020 entered into by and between Parent and the Rollover Shareholders (the "Support Agreement"), the Rollover Shareholders have agreed to vote all of the Rollover Shares in favor of the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, which Shares represent approximately 14.8% of the total issued and outstanding Shares in the Company and approximately 61.2% of the total voting power of the outstanding Shares in the Company.

        The Company will make available to its shareholders a proxy statement (the "Proxy Statement," a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company's shareholders, at which the Company's shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1  Summary of Term Sheet

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "SUMMARY TERM SHEET"

    •
    "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

Item 2  Subject Company Information

(a)
Name and Address.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—The Parties Involved in the Merger"

(b)
Securities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "THE EXTRAORDINARY GENERAL MEETING—Record Date; Shares Entitled to Vote"

  •
  THE EXTRAORDINARY GENERAL MEETING—Procedures for Voting"

  •
  "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY"

(c)
Trading Market and Price.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "MARKET PRICE OF THE COMPANY'S SHARES, DIVIDENDS AND OTHER MATTERS"

(d)
Dividends.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "MARKET PRICE OF THE COMPANY'S SHARES, DIVIDENDS AND OTHER MATTERS"

(e)
Prior Public Offerings.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "TRANSACTIONS IN SHARES—Prior Public Offerings"

(f)
Prior Stock Purchases.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "TRANSACTIONS IN SHARES"

Item 3  Identity and Background of Filing Persons

(a)
Name and Address.    Sina Corporation is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—The Parties Involved in the Merger"

  •
  "ANNEX H—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON"

(b)
Business and Background of Entities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—The Parties Involved in the Merger"

  •
  "ANNEX H—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON"

(c)
Business and Background of Natural Persons.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—The Parties Involved in the Merger"

  •
  "ANNEX H—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON"

Item 4  Terms of the Transaction

(a)
-(1)      Material Terms—Tender Offers.    Not applicable.

(a)
-(2)      Material Terms—Merger or Similar Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Purposes of and Reasons for the Merger"

  •
  "SPECIAL FACTORS—Support Agreement"

  •
  "SPECIAL FACTORS"—Limited Guarantee

  •
  "SPECIAL FACTORS"—Financing of the Merger-Equity Financing

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "SPECIAL FACTORS—U.S. Federal Income Tax Consequences"

  •
  "SPECIAL FACTORS—PRC Income Tax Consequences"

  •
  "SPECIAL FACTORS—Cayman Islands Tax Consequences"

  •
  "THE EXTRAORDINARY GENERAL MEETING"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

(c)
Different Terms.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

    •
    "THE EXTRAORDINARY GENERAL MEETING—Proposals to be Considered at the Extraordinary General Meeting"

    •
    "THE MERGER AGREEMENT"

    •
    "ANNEX A—AGREEMENT AND PLAN OF MERGER"

    •
    "ANNEX B—PLAN OF MERGER"

(d)
Appraisal Rights.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Dissenters' Rights of Shareholders"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "DISSENTERS' RIGHTS"

  •
  "ANNEX G—CAYMAN ISLANDS COMPANIES LAW CAP. 22 (LAW 3 OF 1961, AS CONSOLIDATED AND REVISED)—SECTION 238"

(e)
Provisions for Unaffiliated Security Holders.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS"

(f)
Eligibility of Listing or Trading.    Not applicable.

Item 5  Past Contracts, Transactions, Negotiations and Agreements

(a)
Transactions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "SPECIAL FACTORS—Related Party Transactions"

  •
  "TRANSACTIONS IN SHARES"

(b)
Significant Corporate Events.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Purposes of and Reasons for the Merger"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

(c)
Negotiations or Contacts.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "SPECIAL FACTORS—Background of the Merger"

    •
    "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

    •
    "THE MERGER AGREEMENT"

    •
    "ANNEX A—AGREEMENT AND PLAN OF MERGER"

    •
    "ANNEX B—PLAN OF MERGER"

(e)
Agreements Involving the Subject Company's Securities.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Financing of the Merger"

  •
  "SUMMARY TERM SHEET—Plans for the Company after the Merger"

  •
  "SUMMARY TERM SHEET—Support Agreement"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Financing of the Merger"

  •
  "SPECIAL FACTORS—Plans for the Company after the Merger"

  •
  "SPECIAL FACTORS—Support Agreement"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "SPECIAL FACTORS—Voting by the Buyer Group at the Extraordinary General Meeting"

  •
  "THE MERGER AGREEMENT"

  •
  "TRANSACTIONS IN SHARES"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

Item 6  Purposes of the Transaction and Plans or Proposals

(b)
Use of Securities Acquired.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "SPECIAL FACTORS—Purposes of and Reasons for the Merger"

  •
  "SPECIAL FACTORS—Effects of the Merger on the Company"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

(c)
(1)-(8) Plans.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—The Merger Agreement"

  •
  "SUMMARY TERM SHEET—Purposes and Effects of the Merger"

  •
  "SUMMARY TERM SHEET—Plans for the Company after the Merger"

    •
    "SUMMARY TERM SHEET—Financing of the Merger"

    •
    "SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

    •
    "SPECIAL FACTORS—Background of the Merger"

    •
    "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

    •
    "SPECIAL FACTORS—Purposes of and Reasons for the Merger"

    •
    "SPECIAL FACTORS—Effects of the Merger on the Company"

    •
    "SPECIAL FACTORS—Plans for the Company after the Merger"

    •
    "SPECIAL FACTORS—Financing of the Merger"

    •
    "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

    •
    "THE MERGER AGREEMENT"

    •
    "ANNEX A—AGREEMENT AND PLAN OF MERGER"

    •
    "ANNEX B—PLAN OF MERGER"

Item 7  Purposes, Alternatives, Reasons and Effects

(a)
Purposes.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Purposes and Effects of the Merger"

  •
  "SUMMARY TERM SHEET—Plans for the Company after the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Purposes of and Reasons for the Merger"

(b)
Alternatives.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "SPECIAL FACTORS—Purposes of and Reasons for the Merger"

  •
  "SPECIAL FACTORS—Alternatives to the Merger"

  •
  "SPECIAL FACTORS—Effects on the Company if the Merger is not Completed"

(c)
Reasons.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Purposes and Effects of the Merger"

  •
  "SPECIAL FACTORS—Background of the Merger"

    •
    "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

    •
    "SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger"

    •
    "SPECIAL FACTORS—Purposes of and Reasons for the Merger"

    •
    "SPECIAL FACTORS—Alternatives to the Merger"

    •
    "SPECIAL FACTORS—Effects of the Merger on the Company"

(d)
Effects.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Purposes and Effects of the Merger"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Effects of the Merger on the Company"

  •
  "SPECIAL FACTORS—Plans for the Company after the Merger"

  •
  "SPECIAL FACTORS—Effects on the Company if the Merger is not Completed"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "SPECIAL FACTORS—U.S. Federal Income Tax Consequences"

  •
  "SPECIAL FACTORS—PRC Income Tax Consequences"

  •
  "SPECIAL FACTORS—Cayman Islands Tax Consequences"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

Item 8  Fairness of the Transaction

(a)
-(b)      Fairness; Factors Considered in Determining Fairness.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Recommendation of the Special Committee and the Board"

  •
  "SUMMARY TERM SHEET—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "SUMMARY TERM SHEET—Opinion of the Special Committee's Financial Advisor"

  •
  "SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "SPECIAL FACTORS—Opinion of the Special Committee's Financial Advisor"

    •
    "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

    •
    "ANNEX F—OPINION OF MORGAN STANLEY ASIA LIMITED AS FINANCIAL ADVISOR"

(c)
Approval of Security Holders.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "THE EXTRAORDINARY GENERAL MEETING—Vote Required"

(d)
Unaffiliated Representative.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Opinion of the Special Committee's Financial Advisor"

  •
  "ANNEX F—OPINION OF MORGAN STANLEY ASIA LIMITED AS FINANCIAL ADVISOR"

(e)
Approval of Directors.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Recommendation of the Special Committee and the Board"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

(f)
Other Offers.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

Item 9  Reports, Opinions, Appraisals and Negotiations

(a)
Report, Opinion or Appraisal.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Opinion of the Special Committee's Financial Advisor"

  •
  "SPECIAL FACTORS—Background of the Merger"

  •
  "SPECIAL FACTORS—Opinion of the Special Committee's Financial Advisor"

    •
    "ANNEX F—OPINION OF MORGAN STANLEY ASIA LIMITED AS FINANCIAL ADVISOR"

(b)
Preparer and Summary of the Report, Opinion or Appraisal.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Opinions of the Special Committee's Financial Advisor"

  •
  "ANNEX F—OPINION OF MORGAN STANLEY ASIA LIMITED AS FINANCIAL ADVISOR"

(c)
Availability of Documents.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "WHERE YOU CAN FIND MORE INFORMATION"

        The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10  Source and Amount of Funds or Other Consideration

(a)
Source of Funds.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Financing of the Merger"

  •
  "SPECIAL FACTORS—Financing of the Merger"

  •
  "THE MERGER AGREEMENT"

  •
  "ANNEX A—AGREEMENT AND PLAN OF MERGER"

  •
  "ANNEX B—PLAN OF MERGER"

(b)
Conditions.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Financing of the Merger"

  •
  "SPECIAL FACTORS—Financing of the Merger"

(c)
Expenses.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "SPECIAL FACTORS—Fees and Expenses"

(d)
Borrowed Funds.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Financing of the Merger"

  •
  "SPECIAL FACTORS—Financing of the Merger"

  •
  "THE MERGER AGREEMENT—Financing"

Item 11  Interest in Securities of the Subject Company

(a)
Securities Ownership.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY"

(b)
Securities Transactions.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "TRANSACTIONS IN SHARES"

Item 12  The Solicitation or Recommendation

(d)
Intent to Tender or Vote in a Going-Private Transaction.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "SUMMARY TERM SHEET—Support Agreement"

  •
  "SPECIAL FACTORS—Support Agreement"

  •
  "QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER"

  •
  "SPECIAL FACTORS—Voting by the Buyer Group at the Extraordinary General Meeting"

  •
  "THE EXTRAORDINARY GENERAL MEETING—Vote Required"

  •
  "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY"

(e)
Recommendations of Others.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—Recommendation of the Special Committee and the Board"

  •
  "SUMMARY TERM SHEET—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "SUMMARY TERM SHEET—Support Agreement"

  •
  "SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and the Board"

  •
  "SPECIAL FACTORS—Position of the Buyer Group as to the Fairness of the Merger"

  •
  "SPECIAL FACTORS—Support Agreement"

  •
  "THE EXTRAORDINARY GENERAL MEETING—The Board's Recommendation"

Item 13  Financial Statements

(a)
Financial Information.    The audited financial statements of the Company for the two years ended December 31, 2018 and 2019 are incorporated herein by reference to the Company's Form 20-F for the year ended December 31, 2019, originally filed on April 29, 2020 (see page F-1 and following pages).

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "FINANCIAL INFORMATION"

    •
    "WHERE YOU CAN FIND MORE INFORMATION"

(b)
Pro Forma Information.    Not applicable.

Item 14  Persons/Assets, Retained, Employed, Compensated or Used

(a)
Solicitation or Recommendations.    The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "THE EXTRAORDINARY GENERAL MEETING—Solicitation of Proxies"

(b)
Employees and Corporate Assets.    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "SUMMARY TERM SHEET—The Parties Involved in the Merger"

  •
  "SPECIAL FACTORS—Interests of Certain Persons in the Merger"

  •
  "ANNEX H—DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON"

Item 15  Additional Information

(b)
Other Material Information.    The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16  Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated October 13, 2020 (the "Proxy Statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex I to the Proxy Statement.
(a)-(4)	Press Release issued by the Company, dated September 28, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 28, 2020.
(a)-(5)	Press Release issued by the Company, dated September 29, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 29, 2020.
(b)-(1)
Debt Commitment Letter, dated September 27, 2020, by China Minsheng Banking Corp., Ltd. Shanghai Branch to New Wave, incorporated herein by reference to Exhibit C to the Schedule 13D/A filed by the Chairman and New Wave with the SEC on September 29, 2020.

(b)-(2)	Debt Commitment Letter, dated September 28, 2020, by China Minsheng Banking Corp., Ltd. Hong Kong Branch to New Wave, incorporated herein by reference to Exhibit D to the Schedule 13D/A filed by the Chairman and New Wave with the SEC on September 29, 2020.
(c)-(1)	Opinion of Morgan Stanley Asia Limited, dated September 28, 2020, incorporated herein by reference to Annex F to the Proxy Statement.
(c)-(2)	Discussion Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated September 28, 2020.
(d)-(1)	Agreement and Plan of Merger, dated as of September 28, 2020, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)
Support Agreement, dated as of September 28, 2020, by and among the Chairman, New Wave and Parent, incorporated herein by reference to Exhibit F to the Schedule 13D/A filed by the Chairman and New Wave with the SEC on September 29, 2020.
(d)-(3)
Limited Guarantee, dated as of September 28, 2020, by and between New Wave and the Company, incorporated herein by reference to Exhibit G to the Schedule 13D/A filed by the Chairman and New Wave with the SEC on September 29, 2020.
(d)-(4)
Equity Commitment Letter, dated September 28, 2020, by the Chairman to New Wave, incorporated herein by reference to Exhibit E to the Schedule 13D/A filed by the Chairman and New Wave with the SEC on September 29, 2020.
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex G to the Proxy Statement.
(g)	Not applicable.

EXHIBIT INDEX

(a)-(1)	Preliminary Proxy Statement of the Company dated October 13, 2020 (the "Proxy Statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex I to the Proxy Statement.
(a)-(4)	Press Release issued by the Company, dated September 28, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 28, 2020.
(a)-(5)	Press Release issued by the Company, dated September 29, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 29, 2020.
(b)-(1)
Debt Commitment Letter, dated September 27, 2020, by China Minsheng Banking Corp., Ltd. Shanghai Branch to New Wave, incorporated herein by reference to Exhibit C to the Schedule 13D/A filed by the Chairman and New Wave with the SEC on September 29, 2020.
(b)-(2)
Debt Commitment Letter, dated September 28, 2020, by China Minsheng Banking Corp., Ltd. Hong Kong Branch to New Wave, incorporated herein by reference to Exhibit D to the Schedule 13D/A filed by the Chairman and New Wave with the SEC on September 29, 2020.
(c)-(1)	Opinion of Morgan Stanley Asia Limited, dated September 28, 2020, incorporated herein by reference to Annex F to the Proxy Statement.
(c)-(2)	Discussion Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated September 28, 2020.
(d)-(1)	Agreement and Plan of Merger, dated as of September 28, 2020, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)
Support Agreement, dated as of September 28, 2020, by and among the Chairman, New Wave and Parent, incorporated herein by reference to Exhibit F to the Schedule 13D/A filed by the Chairman and New Wave with the SEC on September 29, 2020.
(d)-(3)
Limited Guarantee, dated as of September 28, 2020, by and between New Wave and the Company, incorporated herein by reference to Exhibit G to the Schedule 13D/A filed by the Chairman and New Wave with the SEC on September 29, 2020.
(d)-(4)
Equity Commitment Letter, dated September 28, 2020, by the Chairman to New Wave, incorporated herein by reference to Exhibit E to the Schedule 13D/A filed by the Chairman and New Wave with the SEC on September 29, 2020.
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex G to the Proxy Statement.
(g)	Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2020
SINA CORPORATION
	By:	/s/ SONG YI ZHANG
		Name:	Song Yi Zhang
		Title:	Chairperson of the Special Committee
CHARLES GUOWEI CHAO
	By:	/s/ CHARLES GUOWEI CHAO
NEW WAVE MMXV LIMITED
	By:	/s/ CHARLES GUOWEI CHAO
		Name:	Charles Guowei Chao
		Title:	Director
NEW WAVE HOLDINGS LIMITED
	By:	/s/ CHARLES GUOWEI CHAO
		Name:	Charles Guowei Chao
		Title:	Sole Director
NEW WAVE MERGERSUB LIMITED
	By:	/s/ CHARLES GUOWEI CHAO
		Name:	Charles Guowei Chao
		Title:	Sole Director

[Signature Page to Schedule 13E-3 Transaction Statement]